Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

RECEIVED
2006 SEP 19 A 11: 42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Fax

To:	**File N° 82-4093**
cc:	
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	+1 202 772 92 07
From:	Beate Fuchs beate.fuchs@holcim.com
Date:	September 18, 2006/Beate Fuchs
Total pages:	2
Subject:	Media Release: **Holcim again named "Leader of the Industry" in the Dow Jones Sustainability Index**

06016942

File N° 82-4093

Please find enclosed the above mentioned media release (1 page).

With best regards,

B. Fuchs

Beate Fuchs

PROCESSED
SEP 19 2006
THOMSON FINANCIAL

Dlw 9/19

File N° 82-4093

Corporate Communications

Holcim

Holcim
Hagenholzstrasse 85
CH-8050 Zürich

Tel +41 58 858 87 10
Fax +41 58 858 87 19

September 14, 2006

Media Release

Holcim again named "Leader of the Industry" in the Dow Jones Sustainability Index

Holcim Ltd has again been named "Leader of the Industry" in the Dow Jones Sustainability Index and has thus been acknowledged as the company with the best sustainability performance in the building materials industry for the second year in succession. This renewed recognition underscores the fact that Holcim's sustainability performance satisfies the high expectations placed on global corporations. Holcim has been included in both the Dow Jones Sustainability World Index and the Dow Jones STOXX Sustainability Index (Europe) for four years.

The continued integration of sustainability into daily business, the climate-related and recycling strategies as well as the ongoing reduction of CO_2 emission all played a part in securing Holcim's leadership position. Holcim also received top grades in corporate governance and the social dimension, in particular for its strong stakeholder relations.

Launched in 1999, the Dow Jones Sustainability Index was the first global index to track and assess the financial performance of leading sustainability-driven companies worldwide. The Dow Jones World Index comprises the top 10 percent of the biggest 2,500 companies globally. The Dow Jones STOXX Sustainability Index (Europe) includes 20 percent of the best placed companies in the Dow Jones STOXX^{SM} 600 Index. Analysis is based on an annual assessment of general and industry specific sustainability criteria undertaken by SAM Group.

Further information:
- Detailed assessment of Holcim: www.holcim.com/sustainable
- More information on the indexes: www.sustainability-indexes.com

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com